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                                                                   Exhibit 99.19



                              AMENDED AND RESTATED
                         UNSECURED CONVERTIBLE DEBENTURE

                                    issued by

                            POINTS INTERNATIONAL LTD.

                       originally issued on March 15, 2001
                                       and
                      amended and restated on April 4, 2005

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                                TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION...................................................    1
   1.1    DEFINITIONS......................................................    1
   1.2    INVALIDITY, ETC..................................................    3
   1.3    HEADINGS, ETC....................................................    3
   1.4    GOVERNING LAW....................................................    3
   1.5    ATTORNMENT.......................................................    4
   1.6    CURRENCY.........................................................    4
   1.7    ACTIONS ON DAYS OTHER THAN BUSINESS..............................    4
   1.8    INTEREST ACT.....................................................    4

ARTICLE 2 PAYMENTS.........................................................    4
   2.1    INTEREST RATE....................................................    4
   2.2    CALCULATION AND PAYMENT OF INTEREST..............................    4
   2.3    REPAYMENT OF THE DEBENTURE.......................................    5
   2.4    APPLICATION OF PREPAYMENTS AND REPAYMENTS........................    5
   2.5    PAYMENTS GENERALLY...............................................    5
   2.6    MAXIMUM RATE OF INTEREST.........................................    6

ARTICLE 3 CONVERSION OF DEBENTURE..........................................    6
   3.1    CONVERSION RIGHT.................................................    6
   3.2    AUTOMATIC CONVERSION.............................................    7
   3.3    CONVERSION PRICE.................................................    7
   3.4    MANNER OF EXERCISE OF CONVERSION.................................    7
   3.5    ADJUSTMENT OF CONVERSION PRICE AND NUMBER OF COMMON SHARES
             ISSUABLE UPON CONVERSION......................................    8
   3.6    RULES REGARDING CALCULATION OF ADJUSTMENT OF CONVERSION PRICE
             AND NUMBER OF COMMON SHARES ISSUABLE UPON CONVERSION..........   10
   3.7    POSTPONEMENT OF SUBSCRIPTION.....................................   11
   3.8    NO REQUIREMENT TO ISSUE FRACTIONAL SHARES........................   11
   3.9    COMPANY TO RESERVE COMMON SHARES.................................   11
   3.10   TAXES AND CHARGES ON CONVERSION..................................   12
   3.11   NOTICE OF ADJUSTMENT.............................................   12

ARTICLE 4 COVENANTS AND EVENTS OF DEFAULT..................................   12
   4.1    COVENANTS........................................................   12
   4.2    EVENTS OF DEFAULT................................................   12
   4.3    REMEDIES UPON DEFAULT............................................   13
   4.4    OVERDUE AMOUNTS..................................................   13

ARTICLE 5 GENERAL..........................................................   13
   5.1    AMENDMENT AND WAIVER.............................................   13
   5.2    NOTICES..........................................................   13
   5.3    TIME.............................................................   14
   5.4    FURTHER ASSURANCES...............................................   14
   5.5    ASSIGNMENT.......................................................   14

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
   5.6    ENTIRE AGREEMENT.................................................   15

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF POINTS INTERNATIONAL LTD. (THE "COMPANY"), THAT THESE SECURITIES MAY BE OFFERED, SOLD PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY,
(B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE 1933 ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144 UNDER THE 1933 ACT OR (2) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR THE APPLICABLE LAWS OF ANY OTHER JURISDICTION, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (B) ABOVE, A DECLARATION IN THE FORM PRESCRIBED BY THE COMPANY AND ANY TRANSFER AGENT MUST BE PROVIDED, AND IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (2) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY OR SUCH OTHER DOCUMENTATION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED.

                            POINTS INTERNATIONAL LTD.

                         AMENDED AND RESTATED DEBENTURE

          Points International Ltd. (the "Borrower") for value received hereby acknowledges itself indebted to and unconditionally promises to pay to or to the order of __________________________________________________ (the "Lender") on
March 15, 2008, or such earlier date as all or any part of the Principal Amount hereof may become due in accordance with the provisions hereof or such later date as elected by the Lender in accordance with the provisions hereof (such date being the "Maturity Date"), the aggregate principal sum of _________________________________________________ ($_______________________)
(the "Original Principal Amount") in lawful money of Canada, on presentation and surrender of this Debenture (in the case of payment of all of the Principal Amount hereof) to the Borrower at its registered office, and to pay interest on the Principal Amount of this Debenture outstanding from time to time at the rate and times and in the manner set forth herein.

                                    ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

          For the purposes of this Debenture:

     "APPLICABLE LAW" means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, rules, by-laws and regulations, regulatory

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                                       -2-


     policies and all applicable official directives, orders, judgments and decrees of Governmental Authorities;

     "BORROWER" means Points International Ltd., a corporation continued under the laws of Canada and its successors from time to time;

     "BUSINESS DAY" means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for business in Toronto, Canada;

     "CAPITAL REORGANIZATION" has the meaning attributed to such term in Section 3.5(b);

     "COMMON SHARES" means the common shares in the capital of the Borrower;

     "COMMON SHARE REORGANIZATION" has the meaning attributed to such term in
     Section 3.5(a);

     "CONVERSION PRICE" has the meaning attributed to such term in Section 3.3;

     "CONVERSION RIGHT" has the meaning attributed to such term in Section 3.1;

     "DATE OF AUTOMATIC CONVERSION" has the meaning attributed to such term in
     Section 3.2;

     "DATE OF CONVERSION" means the date upon which the Conversion Right is exercised by the Lender by surrendering this Debenture in accordance with
     Section 3.4(b);

     "DEBENTURE" means this convertible debenture and all schedules attached to this convertible debenture, in each case as they may be amended, restated or replaced from time to time; the expressions "HEREOF", "HEREIN", "HERETO", "HEREUNDER", "HEREBY" and similar expressions refer to this convertible debenture as a whole and not to any particular article, section, schedule, or other portion hereof;

     "EVENT OF DEFAULT" has the meaning attributed to such term in Section 4.2;

     "LENDER" means ___________________________________________________, and its
     successors and assigns;

     "MAXIMUM AMOUNT" has the meaning attributed to such term in Section 3.1;

     "OBLIGATIONS" means all indebtedness, liabilities and other obligations of the Borrower to the Lender hereunder, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising;

     "ORIGINAL ISSUE DATE" means March 15, 2001;

     "ORIGINAL PRINCIPAL AMOUNT" has the meaning attributed to such term in the first paragraph of this Debenture;

     "PERSON" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated

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                                       -3-


     association, trust, trustee, executor, administrator or other legal personal representative or governmental authority;

     "PRINCIPAL AMOUNT" means the principal amount outstanding under this Debenture from time to time, being the Original Principal Amount as increased or decreased pursuant to the terms and conditions of this Debenture;

     "PUBLIC OFFERING" means a sale or other distribution to the public of treasury shares of the Borrower by way of a prospectus, registration statement or other similar disclosure document which would result in those shares being freely tradeable in a jurisdiction in Canada or in the United States to and between members of the public without the requirement of filing a further prospectus or similar disclosure document; and

     "QUALIFIED PUBLIC OFFERING" means a Public Offering having the following characteristics:

     (a) the Borrower's Common Shares issued pursuant to the Public Offering are listed for trading on The Toronto Stock Exchange, The Nasdaq Stock Market or another senior securities exchange satisfactory to the Board of Directors;

     (b) the gross proceeds from the Public Offering to the Borrower are at least $30,000,000 in the aggregate;

     (c) the issue price per Common Share in the Public Offering is at least four times the Conversion Price; and

     (d) the Borrower has an equity value (using the price at which the shares of the Borrower are being offered pursuant to the Public Offering) of at least $175,000,000 on a pre-offering basis.

1.2  INVALIDITY, ETC.

          Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.3  HEADINGS, ETC.

          The division of this Debenture into articles, sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4  GOVERNING LAW

          This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

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1.5  ATTORNMENT

          The parties hereto irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario for all matters arising out of or in connection with this Debenture.

1.6  CURRENCY

          Except as otherwise specifically provided herein, monetary amounts in this Debenture are stated in and will be paid in Canadian dollars.

1.7  ACTIONS ON DAYS OTHER THAN BUSINESS

          Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Debenture shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

1.8  INTEREST ACT

          For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Debenture or any Loan Document is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

                                    ARTICLE 2
                                    PAYMENTS

2.1  INTEREST RATE

          Interest shall accrue from the Original Issue Date until March 14, 2005 on the outstanding Principal Amount of this Debenture from time to time at a rate of 11% per annum. Interest shall accrue from March 15, 2005 on the outstanding Principal Amount of this Debenture from time to time at a rate of 8% per annum.

2.2  CALCULATION AND PAYMENT OF INTEREST

          Interest on the outstanding Principal Amount shall accrue from day to day, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days. Unless payment is otherwise required in accordance with the terms and conditions of this Debenture, interest shall be payable on this Debenture in cash on the Maturity Date (for greater certainty, as contemplated by section 3.4(d), if the Lender prior to or on the Maturity Date exercises its Conversion Right, interest shall be payable in cash on the Maturity Date only in respect of interest which has

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                                       -5-


accrued over the term of this Debenture on that portion of the Principal Amount which is not converted pursuant to the exercise of the Conversion Right).

          Interest shall compound on an annual basis on the last day immediately prior to each anniversary of the Original Issue Date (and thereafter interest shall accrue on such compounded interest at the rate set out in Section 2.1).

2.3  REPAYMENT OF THE DEBENTURE

     (a) Subject to the terms and conditions of this Debenture, the Borrower shall not be required, and shall not be entitled, to make payments of principal on this Debenture except as set out in the next sentence, unless the Obligations are declared due and payable in accordance with Section 4.3. Unless payment is otherwise required or made earlier in accordance with the terms and conditions of this Debenture, the Principal Amount of this Debenture, together with all accrued and unpaid interest and other amounts payable under this Debenture, shall be due and payable in full in cash on the Maturity Date.

     (b) Notwithstanding any other provision hereof, in the event of the exercise of that certain warrant (the "Specified Warrant") held by InterActiveCorp or an Affiliate thereof dated April 11, 2003, the Borrower shall be entitled to prepay the Principal Amount of this Debenture together with all other amounts payable under this Debenture provided, for greater certainty, in this circumstance the Lender waives repayment of all accrued and unpaid interest (such that accrued interest is and shall be deemed to be nil). For greater certainty, the Borrower shall, upon receipt of the proceeds received on the exercise in full of the Specified Warrant, use such proceeds to repay, on or before the date that is thirty (30) days following such exercise, all amounts owing under and in accordance with the terms hereof.

     (c) Notwithstanding any other provision hereof, if there shall occur any event or circumstance which is a Liquidation Event or a Dividend Event as such terms are defined in the articles of the Borrower relating to the conditions attaching to the Series One Preferred Share of the Borrower, the Conversion Right shall automatically terminate and the Borrower shall be entitled to repay the Principal Amount of this Debenture together with all other amounts payable under this Debenture.

2.4  APPLICATION OF PREPAYMENTS AND REPAYMENTS

          Any amounts prepaid or repaid with the consent of the Lender or where required pursuant to the terms hereof shall not be reborrowed. All amounts prepaid or repaid shall be applied firstly in reduction of the accrued and unpaid interest then outstanding and thereafter in reduction of the principal amount of this Debenture being prepaid or repaid.

2.5  PAYMENTS GENERALLY

          All payments made pursuant to this Debenture (in respect of principal, interest or otherwise) shall be made by the Borrower to the Lender by way of deposit by or on behalf of the Borrower to the account specified therefor by the Lender no later than 3:00 p.m. (Toronto time) on the due date therefor. Any payments received after such time shall be considered for all

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                                       -6-


purposes as having been made on the next following Business Day unless the Lender otherwise agrees in writing.

2.6  MAXIMUM RATE OF INTEREST

          Notwithstanding anything herein to the contrary:

     (a) In the event that any provision of this Debenture would oblige the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Original Issue Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

          (i) by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other applicable law; and

          (ii) by reducing the amount or rate of interest exigible under Article 2 of this Debenture.

     (b) Any amount or rate of interest referred to in this Section 2.6 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Debenture (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada)) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination, absent manifest error.

                                    ARTICLE 3
                             CONVERSION OF DEBENTURE

3.1  CONVERSION RIGHT

     (a) Upon and subject to the terms and conditions of this Article, the Lender shall have the right (the "Conversion Right"), at its option, at any time prior to the close of business on the Maturity Date to convert up to $6,000,000 (the "Maximum Amount") of the Principal Amount hereof into Common Shares at the Conversion Price.

     (b) Notwithstanding any other provision hereof, the Conversion Right shall
(i) not be exercisable for so long as the Specified Warrant is outstanding and held by InterActiveCorp. or an Affiliate thereof and (ii) terminate on that date upon which the Specified Warrant is exercised in full provided that the Borrower has repaid the Debenture in accordance with Section 2.3(b).

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                                       -7-


The Borrower shall promptly notify the Lender of the termination of the Specified Warrant or the exercise thereof in full.

3.2  AUTOMATIC CONVERSION

          The Maximum Amount of the Principal Amount of this Debenture shall be automatically converted at the Conversion Price into Common Shares on the date (the "Date of Automatic Conversion") that is the earlier of:

     (a) in the event that the Specified Warrant has expired without being exercised in full, April 12, 2006; and

     (b) the day immediately preceding one of the following events (each, a "Liquidity Event"):

          (i) all of the outstanding Common Shares are acquired by a Person or group of Persons acting jointly or in concert for a price per share of at least four times the Conversion Price;

          (ii) all or substantially all of the assets of the Borrower are sold for a price that, upon distribution of the net proceeds thereof to the shareholders of the Borrower, (after paying or making provisions for all creditors of the Borrower), would result in net proceeds per Common Share to the Lender, after conversion of the Maximum Amount of this Debenture into Common Shares and making of such distribution, of at least four times the Conversion Price; or

          (iii) A Qualified Public Offering.

3.3  CONVERSION PRICE

          The Conversion Price, subject to adjustment in accordance with this Article, shall be $0.31732 per Common Share.

3.4  MANNER OF EXERCISE OF CONVERSION

          The following rules apply with respect to the conversion of up to the Maximum Amount of this Debenture:

     (a) To exercise the Conversion Right, or to give effect to the conversion of this Debenture upon Automatic Conversion, the Lender shall surrender this Debenture at the office of the Borrower in the City of Toronto together with (in the case of exercise of the Conversion Right) written notice (which shall be irrevocable) in a form satisfactory to the Borrower, duly executed by the Lender exercising the Conversion Right in respect of any amount of this Debenture in accordance with the provisions of this Article, stating the Principal Amount which the Lender elects to convert. In the case of exercise of the Conversion Right the surrender of this Debenture accompanied by such written notice shall be deemed to constitute

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                                       -8-


          a contract between the Lender and the Borrower whereby: (i) the Lender subscribes for the number of Common Shares which the Lender shall be entitled to receive on such conversion; (ii) the Lender releases the Borrower from all liability to pay the Principal Amount of this Debenture to be converted; (iii) the Borrower agrees that the surrender of this Debenture for conversion constitutes full payment of the subscription price for the Common Shares issuable upon such conversion. Thereupon the Lender will be entitled to be entered in the books of the Borrower as at the Date of Conversion or the Date of Automatic Conversion, as the case may be, as the holder of the number of Common Shares into which such Debenture has been converted in accordance with the provisions of this Article and, as soon as practicable thereafter, the Borrower will deliver to the Lender a certificate or certificates for such Common Shares entered.

     (b) For the purposes of the exercise of the Conversion Right, this Debenture will be deemed to be surrendered for conversion on the date (the "Date of Conversion") on which it is so surrendered in accordance with the provisions of this Article.

     (c) The Lender shall, upon the exercise of the Conversion Right, surrender this Debenture to the Borrower and the Borrower will cancel the same and will, without charge, promptly deliver to the Lender a new Debenture in an aggregate Principal Amount equal to the part of the Principal Amount of this Debenture that was not converted. For greater certainty, the Lender shall continue to have the right to convert the new Debenture into Common Shares until the Maturity Date provided that in no case shall the aggregate Principal Amount converted exceed the Maximum Amount.

     (d) Upon conversion the Lender shall no longer be entitled to receive accrued and unpaid interest (other than capitalized interest (but excluding from capitalized interest compounded interest)) on the part of this Debenture surrendered for conversion up to but excluding the Date of Conversion, or the Date of Automatic Conversion, as the case may be, but Common Shares issued upon such conversion will rank only in respect of dividends declared in favour of shareholders of record on and after the Date of Conversion or the Date of Automatic Conversion, as the case may be, from which applicable date they will for all purposes be and be deemed to be issued and outstanding fully paid and non-assessable Common Shares. Interest on the Principal Amount of this Debenture which is converted (and any compounded interest in respect of the Principal Amount so converted) shall cease to accrue from and after the Conversion Date or the Date of Automatic Conversion, as the case may be.

3.5 ADJUSTMENT OF CONVERSION PRICE AND NUMBER OF COMMON SHARES ISSUABLE UPON CONVERSION

          The Conversion Price (and the number of Common Shares issuable upon conversion of this Debenture as provided below) is subject to adjustment from time to time in the events and in the manner provided as follows:

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                                       -9-


     (a)  If and whenever at any time after the Original Issue Date the
          Borrower:

          (i) subdivides its outstanding Common Shares into a greater number of shares; or

          (ii) consolidates its outstanding Common Shares into a smaller number of shares; or

          (iii) distributes Common Shares or securities exchangeable for or convertible into Common Shares by way of a stock dividend or other distribution to all or substantially all holders of Common Shares, or distributes to all or substantially all holders of Common Shares any other securities or assets;

(any such events being called a "Common Share Reorganization"), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares (on a fully diluted basis) outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares (on a fully diluted basis) outstanding immediately after giving effect to such Common Share Reorganization.

     (b) If and whenever at any time after the Original Issue Date there is a reclassification of Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Borrower with or into any other Borrower or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Borrower as an entirety or substantially as an entirety to another Borrower or other entity (any of such events being called a "Capital Reorganization"), the Lender, upon exercise of its right to convert this Debenture after the effective date of such Capital Reorganization, will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which the Lender was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Lender would have been entitled to receive as a result of such Capital Reorganization as if, on the effective date thereof, the Lender had been the registered holder of the number of Common Shares to which the Lender was theretofore entitled upon conversion. If determined appropriate by the Borrower, adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article with respect to the rights and interests thereafter of the Lender to the end that the provisions set forth in this Article will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of this Debenture. Any such

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                                      -10-


          adjustment must be approved by action by the directors and will for all purposes be conclusively deemed to be an appropriate adjustment if so approved by the directors and the Lender.

3.6 RULES REGARDING CALCULATION OF ADJUSTMENT OF CONVERSION PRICE AND NUMBER OF COMMON SHARES ISSUABLE UPON CONVERSION

          For the purposes of Section 3.5:

     (a) The adjustments provided in Section 3.5 are cumulative and will, in the case of Adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this section.

     (b) No adjustment in the Conversion Price will be made under Section 3.5 in respect of the issue from time to time of Common Shares issuable on conversion of this Debenture and any such issue will be deemed not to be a Common Share Reorganization.

     (c) If at any time a dispute arises with respect to the adjustments provided for in Section 3.5, such dispute will be conclusively determined by such firm of nationally recognized independent chartered accountants as may be selected by the Borrower and the Lender (or if they are unable to agree upon such a firm, then the Borrower and the Lender shall each select a representative from one such firm and those two individuals shall select a third firm) and any such determination will be binding upon the Borrower, the Lender and shareholders of the Borrower. The Borrower will provide such accountants with access to all necessary records of the Borrower. If any such determination is made, the Borrower shall deliver a notice of the Lender describing such determination.

     (d) In case the Borrower after the Original Issue Date takes any action affecting the Common Shares, other than action described in Section 3.5, which in the opinion of the directors of the Borrower acting in good faith would materially affect the rights of the Lender, the Conversion Price or the number of Common Shares issuable upon conversion will be adjusted in such manner, if any, and at such time, by action of the directors of the Borrower as may be equitable in the circumstances.

     (e) If the Borrower sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price or the number of Common Shares issuable upon conversion of this Debenture will be required by reason of the setting of such record date.

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                                      -11-


     (f) As a condition precedent to the taking of any action which would require any adjustment in any of the conversion rights pursuant to this Debenture, including the Conversion Price and the number and class of shares or other securities which are to be received upon the conversion thereof, the Borrower shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Borrower have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Lender is entitled to receive on the full conversion thereof in accordance with the provisions thereof.

3.7  POSTPONEMENT OF SUBSCRIPTION

          In any case in which this Article requires that an adjustment be effective immediately after a record date for an event referred to herein, the Borrower may defer, until the occurrence of such an event:

     (a) issuing to the Lender, if this Debenture is converted after such record date and before the occurrence of such event, the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event; and

     (b) delivering to the Lender any distributions declared with respect to such additional Common Shares after such exercise date and before such event;

provided, however, that the Borrower delivers to the Lender an appropriate instrument evidencing the Lender's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Conversion Price or the number of Common Shares issuable on the conversion of this Debenture and to such distributions declared with respect to any additional Common Shares issuable on the conversion of this Debenture.

3.8  NO REQUIREMENT TO ISSUE FRACTIONAL SHARES

          The Borrower is not required to issue fractional Common Shares upon the conversion of this Debenture. If any fractional interest in a Common Share would, but for the provisions of this section, be deliverable upon the conversion of any Principal Amount of this Debenture, the number of Common Shares to which the Lender is entitled upon conversion will be rounded up to the next whole number.

3.9  COMPANY TO RESERVE COMMON SHARES

          The Borrower covenants with the Lender that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon conversion of this Debenture, such number of Common Shares as will then be issuable upon the conversion of the Maximum Amount of this Debenture. The Borrower covenants with the Lender that all Common Shares which will be so issuable will, on surrender and conversion of this Debenture in accordance with the terms hereof, be duly and validly issued as fully paid and non-assessable.

3.10 TAXES AND CHARGES ON CONVERSION

          The Borrower will from time to time promptly pay any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which are payable by the Borrower with respect to the issuance and/or delivery to the Lender, upon the exercise of the Conversion Right, of Common Shares.

3.11 NOTICE OF ADJUSTMENT

          The Borrower shall forthwith give notice to the Lender specifying any event requiring any adjustment or readjustment and the results thereof, including the resulting Conversion Price.

                                    ARTICLE 4
                         COVENANTS AND EVENTS OF DEFAULT

4.1  COVENANTS

          So long as any Obligations remain outstanding the Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein, maintain its corporate existence, comply with the requirements of all Applicable Laws and maintain such insurance against loss or damage of the kinds and in the amounts considered reasonable by the Borrower having regard to the nature of its business.

4.2  EVENTS OF DEFAULT

          The occurrence of any of the following events shall constitute an Event of Default:

     (a) DEFAULT IN PAYMENT. If the Borrower defaults in the payment when due of any of the Obligations which require the payment of money to the Lender; or

     (b) OTHER COVENANTS. If the Borrower defaults in the performance or observance of any material term hereof that does not require the payment of money to the Lender unless such default is remedied within 15 Business Days after notice thereof by the Lender to the Borrower; or

     (c) BANKRUPTCY STATUTES. If any proceeding, voluntary or involuntary, is commenced, or an order or petition is issued, respecting the Borrower pursuant to any statute relating to bankruptcy, insolvency, reorganization of debts, liquidation, winding-up or dissolution, including any proceeding, proposal, notice of intention to make a proposal, order or petition under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any similar legislation in any other jurisdiction and, in the case of any such involuntary proceeding,

          (i) at any time thereafter (A) such proceeding is not being contested by the Borrower or (B) the effect of such proceeding has not been stayed; or

          (ii) such proceeding has not been dismissed within 60 days from and including the day on which it was commenced; or

          (iii) any order or petition sought in any such involuntary proceeding is issued; or

     (d) CEASE TO CARRY ON BUSINESS. If the Borrower ceases or threatens to cease to carry on in the ordinary course its business; or

     (e) LIQUIDATION EVENT OR DIVIDEND EVENT. If there shall occur any event or circumstance which is a Liquidation Event or a Dividend Event as such terms are defined in the articles of the Borrower relating to the conditions attaching to the Series One Preferred Shares of the Borrower.

4.3  REMEDIES UPON DEFAULT

Upon the occurrence of any Event of Default, the Lender may by notice given to the Borrower declare all Obligations to be immediately due and payable.

4.4  OVERDUE AMOUNTS

          All overdue amounts owing or deemed to be owing hereunder ("overdue amounts"), whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are incurred, shall (to the extent permitted by law) bear interest thereon at the rate specified in Section 2.1. Such interest on overdue amounts shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Business Day of each calendar month.

                                    ARTICLE 5
                                     GENERAL

5.1  AMENDMENT AND WAIVER

          No amendment or waiver of any provision of this Debenture or consent to any departure by the Borrower from any provision hereof is effective unless it is in writing and signed by the Lender. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

5.2  NOTICES

          Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

     (a)  if to the Borrower:

          134 Peter Street
          Suite 300
          Toronto, Ontario
          M5V 2H2

          Attention:        Christopher J.D. Barnard, President
          Facsimile number: (416) 595-6444

     (b)  if to the Lender:

5.3  TIME

          Time is of the essence of this Debenture.

5.4  FURTHER ASSURANCES

          Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver all such further acts, documents and things in connection with this Debenture as the Lender may reasonably require from time to time for the purpose of giving effect to this Debenture.

5.5  ASSIGNMENT

     (a) This Debenture shall enure to the benefit of the Lender and be binding upon the Borrower, in each case together with their respective successors and any permitted assignee.

     (b) The Borrower shall not assign all or any part of its obligations under this Debenture and the Lender shall not assign any of its rights under or interest in this Debenture without the prior written consent of the other party, which consent may be arbitrarily withheld.

     (c) Subject to section 5.5(d), the Lender shall not assign, transfer or encumber the Series One Preferred Share or any of its interest therein and the Borrower shall not recognize as effective any assignment, transfer or encumbrance of the Series One Preferred Share except in connection with section 5.5(d).

     (d) In the event the Borrower consents to an assignment by the Lender of its rights under or interest in this Debenture, concurrently with any such assignment, transfer or encumbrance, the Lender shall assign to the assignee the same portion of the Debenture and of the beneficial interest in the Series One Preferred Shares of the Borrower. Upon any such assignment, the Borrower acknowledges that customary agency arrangements may need to be implemented between the Lender and the assignee and certain intercreditor arrangements may need to be implemented between the holders of this Debenture and the assignee and the Borrower shall enter into any documents reasonably requested by the Lender to implement such arrangements. Where such assignment relates only to part of the Principal Amount of this Debenture, the Lender and the assignee shall be each entitled to receive (upon surrender of this Debenture to the Borrower for cancellation) a Debenture representing the part of the Principal Amount then owned by each of them.

5.6  ENTIRE AGREEMENT

          This Debenture, together with any written agreements entered into from time to time between the Borrower and the Lender in connection herewith, constitute the entire agreement between such parties pertaining to the subject matter described herein. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Debenture and such agreements. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into of this Debenture and such agreements, or any amendment or supplement thereto, by any party to this Debenture and such agreements or its directors, officers, partners, employees or agents, where applicable, to any other party to this Debenture or such agreements or its directors, officers, partners, employees or agents, where applicable, except to the extent

                     [REMAINDER OF PAGE INTENTIONALLY BLANK]
that the same has been reduced to writing and included as a term of this Debenture or such agreements.

          IN WITNESS WHEREOF the Borrower has executed this Amended and Restated Debenture, this ________________ day of _____________________________, 2005.

                                        POINTS INTERNATIONAL LTD.


                                        by
                                           -------------------------------------
                                        Name: T. Robert MacLean
                                        Title: Chief Executive Officer


                                        ----------------------------------------
                                        Name: Stephen Yuzpe
                                        Title: Chief Financial Officer